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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                             ______________________

                    IDS/Shurgard Income Growth Partners L.P. II
                            (Name of subject company)
                             ______________________


                            SHURGARD ASSOCIATES L.P. II
                      (Name of person(s) filing statement)
                             ______________________

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of class of securities)
                             ______________________

                                   448933-101
                      (CUSIP number of class of securities)
                           __________________________

                             KRISTIN H. STRED, ESQ.
                         SHURGARD GENERAL PARTNER, INC.
                          1201 THIRD AVENUE, SUITE 2200
                            SEATTLE, WASHINGTON 98101
                                 (206) 624-8100
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                             ______________________

                                    COPY TO:

                            Linda A. Schoemaker, Esq.
                                  Perkins Coie
                          1201 Third Avenue, 40th Floor
                         Seattle, Washington  98101-3099
                                 (206) 583-8888

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ITEM 1.     SECURITY AND SUBJECT COMPANY

      The name of the subject company is IDS/Shurgard Income Growth Partners L.P. II, a Washington limited partnership (the "Partnership"). The class of equity securities to which this statement relates are the units of limited partnership interests of the Partnership (the "Units"). The address of the Partnership's principal executive offices is 1201 Third Avenue, Suite 2200, Seattle, Washington 98101.

ITEM 2.     TENDER OFFER OF THE BIDDER


      This Solicitation/Recommendation Statement on Schedule 14D-9 relates to a tender offer by Shurgard Storage Centers, Inc., a Delaware corporation
(the "Purchaser"), to purchase up to 49,000 Units of the Partnership at $222 per Unit net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
July 2, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto, respectively, as Exhibits 99.1 and 99.2 (and which together constitute the "Offer").
The address of the Purchaser's principal executive offices is 1201
Third Avenue, Suite 2200, Seattle, Washington 98101.


ITEM 3.     IDENTITY AND BACKGROUND

      (a) This statement is being filed by Shurgard Associates L.P. II ("SA2"), which is the general partner of the Partnership. The business address of SA2, and the names and business addresses of the general partners of SA2, are listed below:


                    Shurgard Associates, L.P. II
                    1201 Third Avenue
                    Suite 2200
                    Seattle, WA  98101

                    General Partners of Shurgard Associates:
                    Charles K. Barbo
                    1201 Third Avenue
                    Suite 2200
                    Seattle, WA  98101

                    Arthur W. Buerk
                    1201 Third Avenue
                    Suite 2010
                    Seattle, WA  98101

                    Shurgard General Partner, Inc.
                    1201 Third Avenue
                    Suite 2200
                    Seattle, WA  98101

      (b)   The information in the Offer to Purchase under the headings "SUMMARY
- -- Conflicts of Interest" and "SPECIAL CONSIDERATIONS -- Conflicts of Interest," "-- No Arms' Length Negotiation," "-- Investment Objectives of the Purchaser" and "Alternatives to Tendering Units" and "BACKGROUND AND PURPOSES OF THE TRANSACTION -- Relationships" and "INTERESTS OF CERTAIN PERSONS" is hereby incorporated by reference.


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ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      The information set forth in the Offer to Purchase under the heading "FAIRNESS OF THE TRANSACTION; POSITION OF THE GENERAL PARTNER" is incorporated herein by reference.

ITEM 5.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      The information set forth in the Offer to Purchase under the headings "SUMMARY" and "FAIRNESS OF THE TRANSACTION; POSITION OF THE GENERAL PARTNER
- --Recommendation of the General Partner," "-- Factors Considered by the General Partner -- Real Estate Portfolio Appraisal" and "-- Stanger Fairness Opinions" and "APPRAISAL; OPINIONS OF FINANCIAL ADVISORS" and "THE OFFER --
Section 10 (Fees and Expenses)" is incorporated herein by reference.

ITEM 6.     RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) The information set forth in the Offer to Purchase under the heading "BACKGROUND AND PURPOSES OF THE TRANSACTION -- Background of the Transaction" is incorporated herein by reference.

      (b) Neither SA2 nor, to its knowledge, any of its general partners or any executive officer, director, affiliate or subsidiary of itself or its general partners, beneficially owns any Units except that the Purchaser beneficially owns 2038.3 Units.

ITEM 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      (a)-(b) The information set forth in the Offer to Purchase under the heading "SUMMARY -- Purposes of the Transaction," "BACKGROUND AND PURPOSES OF THE TRANSACTION" and "THE ACQUISITION AGREEMENT" is incorporated herein by reference.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

      The information set forth in the Offer to Purchase is incorporated herein by reference in its entirety.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

      2.1 Acquisition Agreement dated July 1, 1996, by and among Shurgard Storage Centers, Inc., IDS/Shurgard Income Growth Partners L.P., IDS/Shurgard Income Growth Partners L.P. II and IDS/Shurgard Income Growth Partners L.P. III (incorporated by reference to Exhibit 2.1 to the Purchaser's Tender
Offer Statement on Form 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

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      2.2   General Partner Undertaking dated July 1, 1996 by and among
Shurgard Storage Centers, Inc., Shurgard Associates L.P., Shurgard Associates L.P. II and Shurgard Associates L.P. III (incorporated by reference to
Exhibit 99.8 to the Purchaser's Tender Offer Statement on Form 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

      99.1 Offer to Purchase dated July 2, 1996 (incorporated by reference to Exhibit 99.1 to the Purchaser's Tender Offer Statement on 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

      99.2 Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Purchaser's Tender Offer Statement on 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

      99.3 Text of Press Release dated July 2, 1996 (incorporated by reference to Exhibit 99.3 to the Purchaser's Tender Offer Statement on 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

      99.4 Letter to Unitholders (incorporated by reference to Exhibit 99.4 to the Purchaser's Tender Offer Statement on 14D-1 filed with the Securities and Exchange Commission on July 2, 1996).

      99.5 Management Services Agreement between IDS/Shurgard Income Growth Partners L.P and Shurgard Incorporated (incorporated by reference to
Exhibit 10(a) to the Partnership's Registration Statement on Form S-11 (File No. 33-25729)).


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                                   SIGNATURES

      After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 1, 1996                    Shurgard Associates L.P.



                                        By: /s/ Charles K. Barbo
                                            ------------------------------------
                                            Charles K. Barbo, General Partner